SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________
Amendment No. 1

TIER REIT, INC.
(Name of Subject Company)

MACKENZIE REALTY CAPITAL, INC.
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Realty Capital, Inc.	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$2,000,000	$257.60

*	For purposes of calculating the filing fee only. Assumes the purchase of 1,000,000 Shares at a purchase price equal to $2.00 per Share in cash
[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $128.80
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Realty Capital, Inc.
Date Filed: June 6, 2014

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TENDER OFFER

AMENDMENT NO. 1 TO TENDER OFFER

This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MacKenzie Realty Capital, Inc. (collectively the “Purchasers”) to purchase shares of common stock (the “Shares”)  in TIER REIT, Inc. (the “Corporation”), the subject company, at a purchase price equal to $2.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated June 6, 2014 (the “Offer Date”) and the related Assignment Form.

The Offer is being amended to increase the number of Shares the Purchasers are offering to purchase to 1,000,000 Shares.  The 1,000,000 Shares subject to the Offer constitute 0.34% of the outstanding Shares.  Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $2,000,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

As of the date of this amendment, approximately 355,640 Shares have been tendered pursuant to this Offer.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated June 6, 2014*

(a)(2)	Assignment Form*

(a)(3)	Form of Letter to Shareholders dated June 6, 2014*
(a)(4)	Form of advertisement in Investor’s Business Daily*
(a)(5)	Announcement
* Previously filed on June 6, 2014
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           June 20, 2014

MacKenzie Realty Capital, Inc.

By: /s/ Chip Patterson
Chip Patterson, Secretary